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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44058

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mitchell Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
101 Victor Herbert Rd   PO Box 31

(No. and Street)

Lake Placid   NY   12946

(City)   (State)   (Zip Code)

PROCESSED
APR 04 2003
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F Flynn   732-842-9450

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Conroy Smith & Co

(Name — if individual, state last, first, middle name)

385 Prospect Ave   Hackensack   NJ   07601

(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
MAR 07 2003
WASH DC 155 SECTION

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Thomas S Mitchell_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Mitchell Securities Inc._____, as of __December 31_____, 19__2002__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

_____
Signature

President
_____
Title

_Annette M Beane_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~   CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MITCHELL SECURITIES, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

AS OF DECEMBER 31, 2002 AND 2001





CONROY, SMITH & CO.

c e r t i f i e d   p u b l i c   a c c o u n t a n t s

INDEPENDENT AUDITORS' REPORT

Board of Directors
Mitchell Securities, Inc.

We have audited the accompanying statements of financial condition of Mitchell Securities, Inc. as of December 31, 2002 and 2001, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mitchell Securities, Inc. as of December 31, 2002 and 2001, and the results of its operations, its changes in stockholder's equity, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Certified Public Accountants

February 25, 2003
New York, NY

MITCHELL SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2002 AND 2001

A S S E T S

	2002	2001
Cash and cash equivalents	$25,783	$ 36,990
Receivable - clearing broker	24,001	42,076
Furniture, fixtures and equipment, net	12,425	20,708
Other assets	12,046	7,294
Total assets	**$74,255**	**$107,068**

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Current liabilities:		
Accounts payable and accrued expenses	$ 8,262	$ 13,140
Income taxes payable	8,587	2,298
Total current liabilities	**$16,849**	**$ 15,438**
Stockholder's equity:		
Capital stock, ($1 par value, 1,000 shares authorized, 100 shares issued and outstanding)	$ 100	$ 100
Additional paid-in-capital	14,122	14,122
Retained earnings	43,184	77,408
Total stockholder's equity	**$57,406**	**$ 91,630**
Total liabilities and stockholder's equity	**$74,255**	**$107,068**

See the accompanying notes to financial statements.



MITCHELL SECURITIES, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenues:		
Commission income	$503,556	$1,226,422
Research income	-	1,184
Other income	1,268	39,139
Interest and dividend income	473	2,723
Total revenues	$505,297	$1,269,468
Expenses:		
Salaries and wages	$ 20,665	$ 539,671
Payroll taxes and employee benefits	4,346	48,372
Clearance fees	78,721	207,623
Occupancy	48,900	73,478
Professional fees	20,350	35,765
Interest expense	522	-
Other expenses	39,616	255,055
Total expenses	$213,120	$1,159,964
Net income before provision for income taxes	$292,177	$ 109,504
Income taxes	17,200	8,000
Net income	$274,977	$ 101,504

See the accompanying notes to financial statements.



MITCHELL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2001	$100	$14,122	$152,380	$166,602
Shareholder distributions	-	-	(176,476)	(176,476)
Net income	-	-	101,504	101,504
Balance, December 31, 2001	$100	$14,122	$ 77,408	$ 91,630
Shareholder distributions	-	-	(309,201)	(309,201)
Net income	-	-	274,977	274,977
Balance, December 31, 2002	$100	$14,122	$ 43,184	$ 57,406

See the accompanying notes to financial statements.



MITCHELL SECURITIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash Flows From Operating Activities		
Net income	$274,977	$101,504
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation	8,283	6,888
Decrease (increase) in fees receivable	18,075	79,836
Decrease (increase) in other assets	(4,752)	50,208
(Decrease) in accounts payable and accrued expenses	(4,878)	(94,236)
Increase (decrease) in income taxes payable	6,289	(3,702)
Net cash provided by operating activities	$297,994	$140,498
Cash Flows From Investing Activities		
Capital withdrawn by shareholder	($309,201)	($176,476)
Net cash used by investing activities	($309,201)	($176,476)
Decrease in cash	($ 11,207)	($ 35,978)
Cash and cash equivalents, January 1	36,990	72,968
Cash and cash equivalents, December 31	$ 25,783	$ 36,990

See the accompanying notes to financial statements.



MITCHELL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. <u>**Summary of Significant Accounting Policies**</u>

<u>Organization</u>

Mitchell Securities, Inc. was incorporated on July 1, 1995. Prior to this, the company operated as a sole proprietorship.

In 1991 the company became a registered broker-dealer, functioning as an introducing broker and has a standard agreement with its clearing broker. All securities transactions are introduced and cleared on a fully disclosed basis through the clearing broker.

The company also sells investment research services.

<u>Securities Transactions</u>

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date; however, transactions are reviewed on a trade-date basis for significant changes.

<u>Income Taxes</u>

The company has elected S corporation status for federal income tax purposes, whereby the corporate income or loss is reported on the personal return of the shareholder. Provision has been made for corporate taxes imposed by other taxing jurisdictions.

<u>Cash Equivalents</u>

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

<u>Furniture, Fixtures and Equipment</u>

Furniture, fixtures and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets.



Note 1. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

The company's financial instruments that are potentially exposed to concentrations of credit risk consists primarily of cash, cash equivalents and accounts receivable. The company places its cash and cash equivalents with quality financial institutions. The company's accounts receivable consists of an amount due from their clearing broker. As a consequence, concentration of credit risk is limited.

Note 2. Furniture, Fixtures, Equipment and Capital Lease Payable

A summary of property, equipment and leasehold improvements as of December 31, 2002 and 2001 is as follows:

	2002	2001
Computer equipment	$46,332	$46,332
Automobile	35,943	35,943
	$82,275	$82,275
Accumulated depreciation and amortization	(69,850)	(61,567)
	$12,425	$20,708

Depreciation expense totaled $8,283 and $6,888 for the years ended December 31, 2002 and 2001, respectively.



MITCHELL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 3. **Commitments**

The company leases office space on a month to month basis at a monthly rental of $3,125.

Total rental expense for the year ended December 31, 2002 was $48,900.

Note 4. **Net Capital Requirements**

The company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the company had net capital of $32,935 which was $27,420 in excess of its required net capital. The company's net capital ratio was .52 to 1.



SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2002



MITCHELL SECURITIES, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF DECEMBER 31, 2002

Net Capital

Total ownership equity from Statement of Financial Condition		$57,406
Total capital		$57,406
Deductions and/or charges:		
Non-allowable assets:		
Furniture, fixtures and equipment	$12,425	
Other assets	12,046	24,471
Net capital before haircuts on securities		$32,935
Haircuts on securities:		
Trading and investment securities:		
Exempted securities - broker money market fund		515
Net capital		$32,420

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 1,124
Minimum dollar net capital required	$ 5,000
Excess net capital	$27,420

Computation of Aggregate Indebtedness

Total A.I. liabilities	$16,849
Percent of aggregate indebtedness to net capital	52.0

Reconciliation of Computation of Net Capital
  Under Securities and Exchange Commission Rule 15c3-1

There are no material differences between the above calculation and the calculation included in the company's unaudited FOCUS Report as of December 31, 2002.



<u>MITCHELL SECURITIES, INC.</u>

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
<u>UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3</u>

<u>AS OF DECEMBER 31, 2002</u>

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.



MITCHELL SECURITIES, INC.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2002

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.





CONROY, SMITH & CO.

certified public accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Mitchell Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Mitchell Securities, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control structure, including control activities safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Mitchell Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management. This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Conroy, Smith & Co.

February 25, 2003
Hackensack, NJ

